Exhibit 99.5

Manulife Manulife Financial Corporation 2025 Annual Meeting of Shareholders Notice of availability of Management Information Circular You’re invited to attend our 2025 annual meeting of common shareholders. When: May 8, 2025 11 a.m. (Eastern time) Where: Our 2025 annual meeting will be held at Manulife Head Office, 200 Bloor Street East, Toronto, Canada, and as a live webcast at https://meetings.lumiconnect.com/400-562-297-505. Items of business at the meeting Receiving the consolidated financial statements and auditors’ reports for the year ended December 31, 2024 (see page 13 of the circular) Electing directors (see page 17 of the circular) Appointing the auditors (see page 13 of the circular) Having a say on executive pay (see page 43 of the circular) Notice-and-access Pursuant to an exemption from the proxy solicitation requirement granted by the Office of the Superintendent of Financial Institutions (Canada), and as permitted by the Canadian Securities Administrators, we are using notice-and-access to deliver our management information circular (“circular”) to our registered and non-registered shareholders. Instead of receiving a printed copy of the circular, you are receiving this notice which tells you how to access our circular online. The circular contains information about the meeting, as well as information about our corporate governance practices and executive compensation program. We encourage you to read the circular before voting your shares. If you require a printed version, a copy can be requested from our transfer agent by following the instructions on the reverse side. Notice-and-access greatly reduces the amount of paper sent to shareholders and helps to reduce our environmental footprint.

Manulife How to access the circular online Our website: www.manulife.com/annualmeeting Our transfer agent’s website: www.meetingdocuments.com/TSXT/mfc On SEDAR+: www.sedarplus.ca How to request a paper copy of the circular Go to www.meetingdocuments.com/TSXT/mfc or call our transfer agent, TSX Trust Company (“TSX”), at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 or via email at tsxt-fulfilment@tmx.com. To receive the circular in advance of the voting deadline and meeting date, TSX must receive your request no later than 5:00 p.m. (Eastern time) on Thursday, April 24, 2025. The circular will be mailed within 3 business days of receiving your request. If you submit your request after the meeting, the circular will be mailed within 10 calendar days of receiving your request. If you have questions about notice-and-access please call TSX at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (US residents) or 416-682-3864. How to vote There are two ways to vote – by proxy before the meeting, or during the meeting. Shareholders are encouraged to vote their shares by proxy before the meeting by following the instructions on the proxy form or voting information form included with this notice. The deadline for submitting your vote before the meeting is 5:00pm (Eastern time) on Tuesday, May 6, 2025. If you wish to attend and vote online at the meeting, there are additional steps you must take. Please refer to page 8 of the circular for more information on how to vote. Go Digital We want to provide you with information the way you want to receive it. You can choose to receive Manulife Financial Corporation’s meeting materials online instead of in the mail. If you received a proxy form, visit www.tsxtrust.com/MFCdigital to enrol for electronic delivery. If you received a voting instruction form, visit www.proxyvote.com and use the control number provided on your voting instruction form. Select “Delivery Settings” and opt for email. Manulife, Manulife & Stylized M Design, and Stylized M Design are trademarks of The Manufacturers Life Insurance Company and are used by it, and by its affiliates, including Manulife Financial Corporation, under license. MP2879033E 03/25